ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Ashmore Funds Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Ashmore Funds, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed to register the offering of Institutional Class shares of Ashmore Emerging Markets Equity Fund, a new series of the Trust.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (617) 235-4636.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Alexandra Autrey, Ashmore Investment Management Limited
David Sullivan, Ropes & Gray LLP
Jeremy Smith, Ropes & Gray LLP